Exhibit 99.5

Data for holdings of interested parties

Correct as of this date of report, the data for holdings of interested parties in a Company, at the best of the Company’s knowledge, are as follows:

Name of holder: Tao Tsuot Ltd.

Type of identity number: The number in the Registrar of Companies in Israel

Identity number: 52-001410-1

Citizenship / country of incorporation or registration: Incorporated in Israel.

Number of security in the Stock Exchange: 1082353

Name and type of security: [SKLS], ordinary share

Quantity of securities: 3,698,786

Rate of holding: In capital: 9.7%    In voting power: 9.7%

Rate of holding (full dilution): In capital: 9.7%    In voting power: 9.7%

Name of holder: Ilan Ben Dov

Type of identity number: Identity card number

Identity number: 054676168

Citizenship / country of incorporation or registration: Individual with Israeli citizenship

Number of security in the Stock Exchange: 1082353

Name and type of security: [SKLS] ordinary shares

Quantity of securities: 91.901

Rate of holding: In capital: 0.24%    In voting power: 0.24%

Rate of holding (full dilution): In capital: 0.24%    In voting power: 0.24%

Name of holder: Sunny Electronics Ltd.

Type of identity number: The number in the Registrar of Companies in Israel

Identity number: 52-004075-9

Citizenship / country of incorporation or registration: Incorporated in Israel.

Number of security in the Stock Exchange: 1082353

Name and type of security: [SKLS], ordinary share

Quantity of securities: 4,725,935

Rate of holding: In capital: 12.4%    In voting power: 12.4%

Rate of holding (full dilution): In capital: 12.4%    In voting power: 12.4%

Name of holder: Israel Petrochemical Enterprises Ltd.

Type of identity number: The number in the Registrar of Companies in Israel

Identity number: 52-002931-5

Citizenship / country of incorporation or registration: Incorporated in Israel.

Number of security in the Stock Exchange: 1082353

Name and type of security: [SKLS], ordinary share

Quantity of securities: 18,800,255

Rate of holding: In capital: 49.4%    In voting power: 49.4%

Rate of holding (full dilution): In capital: 49.3%    In voting power: 49.3%

Name of holder: Modi Peled (Via Palgo Ltd.)

Type of identity number: Identity card number

Identity number: 56092711

Citizenship / country of incorporation or registration: Individual with Israeli citizenship

Number of security in the Stock Exchange: 1082353

Name and type of security: [SKLS], Ordinary shares

Quantity of securities: 2,300

Rate of holding: In capital: 0.01%    In voting power: 0.01%

Rate of holding (full dilution): In capital: 0.01%    In voting power: 0.01%